Filed by Instinet Group Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Commission File No.: 000-32717
                           Subject Company: Island Holding Company, Inc.


On June 10, 2002, Instinet Group Incorporated and Island Holding Company, Inc. held a conference call for the investment community to discuss the acquisition by Instinet of Island. A copy of the conference call transcript follows.


OPERATOR: Good morning, this is Kara (ph) and I will be your conference facilitator. After the speakers' remarks there will be a question and answer period. I will provide further instructions before we take questions. I would like to turn the conference call over to Mr. Harlan Flint, SVP Marketing and Communications. Mr. Flint, you may begin the conference.

HARLAN FLINT, SENIOR VICE PRESIDENT MARKETING AND COMMUNICATIONS, INSTINET GROUP
INC.: Good morning and welcome to our conference call. I have with me today Ed Nicoll, Chairman of Island ECN, Mark Nienstedt, Instinet's Acting President and CEO, and CFO, Jean-Marc Bouhelier, Instinet's Chief Operating Officer, and Matt Andresen, CEO of Island.

We'd like to direct your attention to the first slide of the presentation, available on both Instinet and Island's websites, which contains information regarding the future availability of information regarding this transaction, as well as our customary cautionary statements regarding forward-looking statements. At this time I'd like to turn the call over to Mark Nienstedt.

MARK NIENSTEDT, ACTING PRESIDENT, CEO, AND CFO, INSTINET GROUP INC.: Thank you Harlan. Good morning from New York. This is Mark Nienstedt, Instinet's Acting CEO and CFO. Welcome to the Instinet investor call. We will cover Instinet's agreement to acquire and merge with Island ECN. Ed Nicoll will cover a good portion of the prepared remarks, and Ed and myself, Matt and Jean-Marc Bouhelier will all be available during the question period.

We will follow a slide presentation that's available on both the Instinet and Island websites. You should be able to follow both with and without the slides. The slides will remain on the websites for some time. We turn to the first slide, marked number two, the highlights of the merger. We look at it as a landmark merger, combining highly competitive businesses with superior products and services, providing a leading global electronic trading platform.

We have a diversified buy-side, sell-side international capability, we've got strong market volumes: average daily volumes of 478 million shares in May in the OTC U.S. market, 83 million shares in the U.S. listed market. We have a low cost execution platform. We view the transaction as being accretive to cash earnings within a year of closing. We expect meaningful synergies, and we believe we have a scalable business model.

On to the next slide, we have a summary of the transaction. And the first element of the transaction really is just an all-stock deal, Instinet stock for Island stock. On a fully diluted basis, the current Island shareholders will own about 25 percent of the combined company, and on a fully diluted basis we would look to issue about 86 million shares. The current estimate of the value based on the close of Instinet's stock price on Friday, following the issuance of the dividend, which I'll mention in a minute, is about $508 million.

As part of the transaction, and prior to the closing, Instinet intends to declare a dividend of $1 per share to all existing Instinet shareholders. This will represent a distribution of about $249 million, and it's really in recognition of the fact that this is an all-stock deal.

Management of the combined company will be Ed Nicoll as CEO, myself as President and CFO, Jean-Marc Bouhelier as EVP and COO of our Global Agency Brokerage Business, and Matt Andresen as EVP and COO of our ECN business. Andre Villeneuve will remain as Instinet's Chairman. The board will be increased to include Ed Nicoll and three representatives from Island's investors. We expect to go through a process, a brief process, of regulatory approvals and be able to close the transaction in the second half.

On page, slide number four, we present some key operational and financial data. It shows both Instinet and Island on a number of categories, and depicts the fact that Instinet is a larger and broader company, but, across just about all the areas, from customers to numbers of employees, revenues and income from last year. Relatively similar in terms of average daily volume in the U.S. markets, both the OTC and the listed markets. And of course, Instinet has broad international coverage. Island's very focused and very efficient at the markets that it serves.

We're now going to go to an Island overview, and I'm going to ask Ed Nicoll to present the next section of the slides.

ED NICOLL, CHAIRMAN, ISLAND ECN INC.: Thank you Mark, and good morning everyone. We thought we'd give you just a brief overview of Island for those of you that are unfamiliar with us. We're a private company, started in 1997, one of the first ECNs approved by the SEC. I think it's fair to say that we've had a history of technological innovation and leadership within the market itself. We've listed here a few of the firsts and I suppose for those of you without access to the slides I should go through them.

We were, in addition to being really the first ECN, the first to display our limit order book to the public. While we distribute that book over the Internet, we were the first ECN to extend normal trading hours to retail investors. This is something that institutions had access to that prior Island retail investors did not. And we were the first major market venue to convert to decimal-based trading in the U.S.

Island is, we're very proud of our technological prowess. The competitive advantage that it gives us is speed, reliability and scalability. We're a very low cost, profitable business model, we've always been a very low cost platform and we've been profitable for quite some time now. And obviously we've experienced significant growth over the past three years. We have grown our revenues by 134 percent since 1998.

Turn to the next slide, is a broad overview of the strategic rationale for the deal. And I think that, succinctly, gets to the point, putting Island and Instinet together deepens and broadens liquidity for our customers. This is all about our customers. We're focused on providing our customers with the best execution opportunities that we can in order to allow them to make more money. And not only will this deepen the market, but especially for Island it will broaden Island's customers to give them a broader access to multiple markets both in the U.S. and internationally.

We believe this will create a leading technology platform. We think Instinet hasn't been given the credit that it's due for really being a pioneer in the electronic space. It is very much focused on the buy-side, institutionally driven, and has a tremendous amount of advantages and products and services that are designed to limit market impact and to improve execution performance for institutions. Island on the other side is the fastest venue out there, with response times of as low as one millisecond. It's been extremely reliable, scaleable, and obviously very efficient.

So we think that this deal makes sense because our customers are complementary. Obviously Instinet is known for its prowess on the buy-side as well as sell-side. Island is focused almost completely on the sell-side, and specifically to serve very sophisticated professional traders. Instinet obviously brings a tremendous amount of global presence and that's something that was very attractive certainly to us.

We believe that between the two teams, we put together a strong management team, very much value the people that certainly that are here today, Mark and Jean-Marc, and I think that Matt is one of those real talents on the street today. And we believe the synergy's just kind of the icing on the cake in this deal really. Especially the cost synergies.

The next slide gives you an idea of how we're deepening that liquidity pool. But we also want to make sure that you understand that this gives us a lot of lift in terms of leveraging in the U.S. our deep liquidity pool, in the over-the-counter market and we're going to leverage that into the listed market. Island obviously it's been, well perhaps I shouldn't say obviously, but it has been tremendously successful in the ETF market, really defines for instance, the marker for the questions today, having on any particular day between 30 and 40 percent of the Q market. And together this makes us that stronger listed, and obviously again, I want to just divert your attention towards the international aspects of this. We're very excited about hooking into Instinet's network of 40-plus marketplaces around the world.

Page eight gives you an idea of market shares. As you can see together in the first quarter these two liquidity pools account for 22 percent of the over-the-counter market, and 14 percent of the total equity U.S. market, that's what those two pie charts mean. If you look at May, I think that in the OTC market, I think we're up to 25, 26 percent together. I'm being told 26, so we'll just stay with that number.

On page nine, we've given you a little overview as we see it of the technological and service strength of these two platforms. Island, rightfully so, has gotten an awful lot of credit for putting together an incredibly fast, reliable and scaleable matching engine. We are equally as impressed with Instinet's sort of functionally rich platform, which is focused on the buy-side and on larger institutions, that network of buy-side, of contacts which is extremely valuable. The platform itself of hooking up the 40 markets that I just mentioned, things like proprietary block trading tools, and there are new front-ends that Instinet is rolling out right now, Portal and Newport that we're very excited about. We think that Instinet is perhaps, you know, one of the premier buy-side clearing institutions in the U.S. today and think that there's a lot of scalability and opportunity on the clearing side. And obviously, Instinet is rich in a lot of institutional services like soft-dollar, plan sponsorship, crossing networks, et cetera, et cetera.

So we've put these two together and, you get not only complementary technologies, but also complementary customer bases, which are, which are on our next page we've tried to outline to you where the strengths are of the two liquidity pools, and we think that they, that they come together very well. And I might add that they support each other, that the buy-side volume supports the sell-side and vice-versa. And that makes a lot of sense for both of us.

On page 11 we've just given you an overview of the management team. I might add that Andre is the Chairman of the Board, will continue as such, Andre Villeneuve. And that I will be the CEO, Mark the President and CFO, Jean-Marc basically the Chief Operating Officer of the Global Agency Broker, and Matt will focus on the ECN itself.

Going to page 12, we do see synergies in this combination. We see those synergies resulting from the, you know, as we've mentioned before, broadening and deepening the liquidity pools in the over-the-counter market. We really think that this is a tremendous opportunity for us in the listed market, and as I just mentioned, not to be repetitive, we see that the buy and sell-sides support each other here, and that that is a good sort of virtuous circle.

On the cost side, we expect to get cost synergies in technology, in clearing, some administration, we'll rationalize some facilities, and we think we'll have an opportunity to get some significant savings on the communications side and perhaps even the marketing side. Mark, why don't I hand it over to you for the brief overview of the financial data.

NIENSTEDT: In our slide number 13, we present some comparative figures, financial figures for Instinet and Island for the full year 2001, and for Q1 of 2002. Island in the first quarter of this year represents about 16 percent of the combined revenue, about 13 percent of the combined expenses. It's had revenue as Ed had indicated that's grown very strongly over the last several years, having a cumulative annual growth rate of in the triple-digits, so very impressive.

We've presented a balance sheet here, both in actual Instinet Q1 2002 and a pro forma summary balance sheet to indicate the impact of combining the two companies, issuing the dividends and issuing the new shares. On that pro forma basis, factoring all of those occurrences, our total cash, cash equivalents and securities owned, which are primarily just fixed income securities being invested cash, would go from $880 million to $678 million. So we remain a very strong, very liquid balance sheet.

Stockholder's equity would go from a little over $1.4 billion to almost $1.7 billion on a pro forma basis. We will record some intangible assets without the new intangibles the balance sheet would have a tangible equity of about a little over $1.2 billion, and if you remove the intangibles that Instinet already has, we would be tangible balance sheet of a little over $1 billion. So I think we remain very strong and well-positioned for the future and the continued growth of these businesses.

We go to the next slide, I'll go through real quickly. It's a pro forma ownership of how the company will look following a closing and based on the current or Friday share price. Reuters will go from an 83 percent shareholder to a 62 percent shareholder. The existing non-Reuters shareholders will go from about 17 percent to about 13 percent, and we show how a 25 percent Island shareholding on a fully diluted basis will go among their major shareholders, and then representing all their smaller.

Before I turn it back to Ed, I want to bring up one other point. As many of you know, Instinet has scheduled an investor day for Thursday of this week, and we are currently in the process of reviewing all the issues regarding that timing of this event, and we'll be sending out a note within the next 24 hours either to confirm or postpone that event, depending on how we can resolve some of those scheduling issues. But I'd now like to see if Ed would like to go through a summary.

NICOLL: Sure. I just thought I'd wrap up. the last slide is the 15. We're really excited about this transaction. I'm honored to be given the opportunity to work with Mark and Jean-Marc and Matt and the other top executives at both organizations. We see this as a, I suppose as most mergers say, really being one and one equaling three. We have complementary systems, we have complementary customers, and market coverage and we're really focused on how this will improve our services to our customers.

And we are very excited about being able to serve the needs of our customers better as a combined organization than either one of us can separately. We think that our technology expertise will be, will be a real comparative advantage for us, and we think we can drive a return by continuing to innovate and continuing to be the low cost electronic trading platform of the future. This combination really does put us in a great position as you can see from this bullet point.

We really believe that it allows us to stay nimble, but gives us some real robust features and capabilities that will allow us to drive our business forward. And that's especially important in the kind of atmosphere that we're in now. And we believe that our, you know, strong expertise in terms of the market structure and our record of innovation will continue to deliver value to our customers in the U.S. and around the world. I think that ends our formal presentation, and I, if I'm right, I think we go to the Q&A now, correct?

NIENSTEDT: Correct.

OPERATOR: Thank you. We will now begin the question and answer segment of this conference. If you have a question now, or at any time during the remainder of the call, please press the number one on your telephone keypad, and listen for a tone. The tone indicates that your line has been placed in queue to have your question answered. Please make sure to take your phone off mute as soon as you hear the tone. Questions will be answered in the order that they are received.

When it is your turn, I will call your name. If you are using a speakerphone, please pick up the handset before speaking. Begin by stating your name, and then ask your question. You can withdraw your question at any time by pressing the pound key. As a courtesy to other call participants, please limit yourself to one or two questions. One moment for questions. And our first question is from the line of Rich Repetto. Please state your name and company.

RICH REPETTO (ph), PUTNAM LOVELL (ph): Yeah, Rich Repetto (ph), Putnam Lovel
(ph). First congrats guys. First question is to Mark. I was wondering whether we could get any color at all on future projections on a pro forma basis, say '03, even '02 numbers, on earnings of the synergies that, of the combined companies?

NIENSTEDT: Hi Rich (ph). It's Mark. Thanks for the congrats, we're really excited about the deal. As you know, we have not been out there with a forecast on EPS. We've done a lot of due diligence over the last two months, really, on the businesses, and really confirmed it from a number of angles that we've got some real benefits to us of combining the businesses. We see it's easier to see and quantify some of the cost benefits of combining the businesses, than it is to understand any of the other aspects.

On the cost side, we do see some synergies that we've conservatively estimated to be at a $25 million a year annual run rate in areas of clearing and combining some of the facilities and some of the shared corporate services and technology.

Over the longer term we think there's going to be opportunities for more of those. In our models we've looked at this deal as being accretive to our earnings by the end of '03. We'll go through a period where we're very concerned with getting the maximum benefit out to customers first, and if there's a conflict between doing something that gets the benefit of connecting the technologies in a way to benefit customers, we will do that first rather than look for cost first.

But we think we're going to get conservatively that cost. I think we're aware of the estimates that are out there, and the view we have on the accretion, you know, is, and take those into consideration as well as our own. But at this point we will not give a hard forecast on EPS for either '02 or '03.

REPETTO (ph): OK. OK. And then I guess to limit my, the other question I had was, I guess to Matt or whoever wants to take it, but we talk, you talked, even Ed talked about systems being complementary, but I was just trying to get a feel for how compatible, you know, the systems are. Is it going to be, will a buy-side institution connecting through its, however you're going to do it, will they all experience, get the speed benefits of Island?

You know, that's probably the first part, but the second part, and is there any overlap in customers where potentially they might be paying, you know, Island pricing right now, and also Instinet pricing from an institutional standpoint?

NIENSTEDT: Let me, Rich (ph), let me take the latter first, and then I'll turn it over to Matt. We, you know, we have had, you know, discussions on pricing, and we're going to run these two companies as separate companies and continue to set our pricing policies separately. So, you know, I think that covers the second. But Matt, why don't you ...

MATT ANDRESEN, CHIEF EXECUTIVE OFFICER, ISLAND ECN INC.: First of all Rich (ph), I'm very impressed you're able to sneak four or five questions.

REPETTO (ph): Experience Matt.

ANDRESEN: Well first of all, on the technology side, I think what you're going to see from this combined company is a scaled integration. As Mark noted earlier, we're going to be focused on first and foremost is getting as much benefit to our customers as possible. And that means getting them the advantages of the combined liquidity pool. And a technological integration will follow a step between first connecting the matching engines, and then eventually migrating towards one integrated technology platform.

Remember these systems are very different. You asked about compatibility. We think they're very complementary. Island is a matching engine, we run a limit order book and we match buyers and sellers. What Instinet does is that, plus they have very sophisticated order types, they have front-end systems, two new ones that they're rolling out. And I think we're very excited to be able to match up Island's matching engine with all of this other technology, but that's obviously going to be a challenge for us, for the management here over the next, over the next year. And maybe Jean-Marc wants to comment on that as well.

JEAN-MARC BOUHELIER, CHIEF OPERATING OFFICER, INSTINET GROUP INC.: And, I mean, just add on Matt's point that the primary objective is going to be to make the customer experience a virtual liquidity pool. And I think it will give exactly what you are asking for Rich (ph), which is that you will give a buy-side customer all the benefits of the two services and from a performance perspective as you know, we have significantly improved our performance and we feel comfort in all that. Customers will be able through Instinet's smart router to access the two engines in a very efficient manner.

RAPETTO (ph): OK. Thanks, thanks a lot. Congrats again.

OPERATOR: Thank you. And our next question is from the line of Glen Schorr. Please state your name and question.

GLEN SCHORR, DEUTSCHE BANK: It's Glen Schlure (ph), Deutsche Bank. How are you? I'm very interested that the deal's taking place ahead of SuperMontage, Island had originally agreed to participate, and I know you guys are having issues on some of Nasdaq's, the way they allocate certain fees to you guys. But I'm curious on now the combined entity, curious if you're going to participate in SuperMontage, and most importantly, under what circumstances would you participate? In other words, what's holding you up, what are the pros and cons of being in or out, and how you think about the combined entity going forward?

NICOLL: Well, I can't answer that question for both entities. I can answer it for Island, and I think I should let Mark answer it, or Jean-Marc answer it for Instinet. I can say that we've had no combined strategy for SuperMontage. I would say that from our perspective SuperMontage is a real moving target, with a lot of different parts. We've reacted to it I think as it's been, you know, as it's unfolded.

Right now we're extremely troubled by the cost aspect of SuperMontage. Nasadaq has imposed an entire new, you know, fee structure on us recently, and I think this is something that has been very, very troubling to us ...

SCHORR (ph): Is that mostly the regulatory fees?

NICOLL: Well it's not only, yeah, the quote update fees, the regulatory fees. Yeah, those are significant, what we regard as almost taxes on ECNs and really favor the market makers over the ECNs, or over the agency liquidity pool. So, you know, we're looking at an environment which disfavors our business model, and we think our customers may not benefit from participating in it. But we'll take it as it comes, and we'll decide, you know, when we really get a good look at what it's going to look like.

SCHORR: To that end, is the, is the ADF progressing such that it's an interesting alternative if NASDAQ doesn't come around?

NICOLL: I think, the ADF should be an interesting alternative. The ADF should work. The question is whether NASD and NASDAQ are really separate entities, and whether the ADF is really being run as a, as a competitive, true competitive alternative to NASDAQ SuperMontage, which is what it was designed to do. We have some questions about whether that's actually occurring, and we'll have to wait and see. We'll, I think we're, we have a healthy skepticism about the ADF, we would love to see it be rolled out and be robust and efficient. But we'll just have to wait and see whether that's the case or not.

SCHORR: Yeah, I mean, my heart goes out to you guys, I agree with you on that. My, I guess the problem is, isn't looking at the stock is what do you do? If NASDAQ squeezes you on the fee side, and the ADF isn't what you hoped it would be, it becomes a political battle with, to get SEC and Congress on your side, is that fair?

NICOLL: Well I think, both organizations have done a good job in terms of having significant hill presence, and I am impressed, you know, I've always thought that Island's done an excellent job given its size in terms of getting its point across in Washington. I'm impressed with, from what I've seen of Instinet's efforts. But I don't think we're relying upon that. We do have alternatives, I'm not going to sit here and lay out our competitive strategy for ...

SCHORR: Understood.

NICOLL: ... or for my, for my competitors. But I would say that we're not necessarily trapped between NASDAQ and ADF, and just leave it at that for now.

SCHORR: Understood. Mark, how about a quick word on where Instinet was thinking as we were probably, we're in testing for SuperMontage in maybe six, seven weeks away from roll out, you know, and how this changes stuff?

NIENSTEDT: Yeah, hi Glenn (ph). I'm going to turn that question over to Jean-Marc for you.

SCHORR: OK, great.

BOUHELIER: OK, the way we look at it is from two perspectives. One is that as a global agency broker we're obviously very concerned about servicing our customer orders and in that role we look at SuperMontage like any other liquidity pool. The same way as we would look at Euronext or the London Stock Exchange, or New York Stock Exchange, and we will if it makes sense expose our customer orders to that liquidity pool so they can get best execution.

As an ECN, what we were looking for is a clear separation between the Nasdaq infrastructure and regulatory framework and Nasdaq as a competitor delivering a matching engine. And obviously we have, you know, some of the same concerns as the one that have been raised, and I just mention three, which are key to us. One is that we'd like to see a viable ADF, we'd like to see if they're independent of the three. And we'd like to see fees which are not discriminatory.

And, you know, we will continue to monitor all of those three things. We will continue to work with regulators to see how we can get resolution of those issues, and depending on, you know, the outcome of some of those conversations, and I agree with Ed that there are more alternatives today than just the one that was exposed on that call.

SCHORR: On this, that I appreciate all your answers. Thanks.

OPERATOR: Thank you. Our next question is from Daniel Goldberg (ph). Please state your name and your question.

DANIEL GOLDBERG (ph): Congratulations guys.

NICOLL: Thanks.

GOLDBERG (ph): Just two quick questions. First of all, I guess post the closing of the deal, Island shareholders will own about 25 percent of the combined entity, 13 percent of that will be by Bain, TA and Silverlake, which I believe are restricted for a year or so. The other 12 percent, which is, I guess made up of Group Arno (ph), Advent (ph) and other shareholders, will there be a potential overhang in the stock as it relates to that, or are there certain restrictions on those three shareholders?

NICOLL: They are not restricted. I think the, you know, marketplace will actually benefit from a wider float than exists today. There are other lockups that, you know, that don't amount to anything. I think for instance, I've agreed to a lockup of my shares, I'm committed for actually 18 months longer than my investors are. But for the most part, you're right, the balance of the shares are not locked up.

GOLDBERG (ph): OK. And then can you just give us a little color on clearing? I believe both entities have a clearing relationship or internal clearing. Is there any decisions around that?

NICOLL: I think we're looking to combine, you know, at post-closing the clearing of both of those liquidity pools into the Instinet clearing entity. And we, that is a significant source of synergies for us, and makes a tremendous amount of sense.

GOLDBERG (ph): OK. Thank you.

NICOLL: OK.

OPERATOR: Thank you. And our next question is from Guy Moscowski (ph). Please state your name and question please.

GUY MOSOWSKI (ph), SALOMON SMITH BARNEY: Yeah, Guy Mosowski (ph) with Salomon Smith Barney. Good morning. I'm going to come back to a question that was asked earlier in a slightly different way. It seems like one of the serious problems that Instinet has faced over the last year is the fact that its system is somewhat more costly to operate and older. And that has aggravated some of the competitive issues that it's faced.

And the question would be, are there realistically meaningful ways in which the Island technology and cost structure can be migrated to what Instinet does, or does the fact that Instinet's average order size is so much larger than what Island usually deals in effectively preclude that?

NICOLL: Well, I don't think that seems, sounds like a false dichotomy to me. So let me identify it as such. I think there are two issues here. One is the difference in order size, and I think that through technology we can resolve that issue today, and we don't really see any problem in terms of merging the two liquidity pools together and having improved executions to both sets of customers. I think I can speak for everybody in that regard.

With respect to migrating, you know, Instinet's old technology, I think there's a couple of things here. Number one, Instinet has not gotten enough credit over the past six months for the work that they've done to improve their system. We see it as competitors, they're much faster, much more reliable, much more responsive to their customers today then they were six months ago. And we see them gaining market share over the past few months as a result of that.

In addition of course to, you know, the pricing issues around, but they're no, in fact they're, they're still above Island's price points, and yet they've seemed to gain market share. So I think they've had a significant improvement in the technology, and we've seen that both as competitors and within our due diligence. A lot of the technology complaints come about as a result of the front-ends themselves, which are a small part of the overall Instinet technological infrastructure.

And we are very excited about the new products that Instinet is rolling out. They're very anxious to show the world those, but what's most important is that, is that we, they roll it out to their customers, and we roll it out to our customers in a controlled way, and in a way that benefits the customers. And I think that that's precisely what's going on right now.

Lastly, we're going to be very careful about not over-promising with respect to technological, you know, synergies here. Obviously it would be a great idea to move all of Instinet's business over to the Island platform and get rid of all of the costs on their, on their side. But I have to tell you, that what Instinet is doing is a lot more complex then what Island is doing. It takes a lot more to service these very sophisticated customers that Instinet does, and it takes a lot more expense to have a global technology platform with access to 40 markets around the world.

So what we've tried to do is to say, is to look at this without rose-colored glasses on, and say what can we really get, you know, what synergies can really get here, what can we do immediately to show benefits to our customers. And then we will look to rationalize these two technology platforms over the long term. And I guarantee you that we'll take the best of breed, the best of both worlds and come up with a, you know, a first class solution that will be both low cost and robust functionally.

MOSOWSKI (ph): OK, that was very helpful. Thank you. Another question, Island has been pursuing, for the last couple of years at least still officially, exchange status. Is that something that the combined entity would continue to pursue?

NICOLL: Well again, we're going to pursue our individual businesses independently until the deal is closed. So Island is still patiently waiting for its application to wind its way through the SEC. And we, we're still going to continue to press for that exchange status. We think that Nasdaq has tremendous regulatory advantages, structural advantages, that are baked into its business right now, and we think that giving Island exchange status just in a tiny little way tends to level the playing field, with respect to the advantages that Nasdaq has.

MOSOWSKI (ph): OK. Great. Thanks very much.

OPERATOR: Thank you. And our next question is from Judah Asar (ph). Please state your name and question.

JUDAH ASAR (ph), MERRILL LYNCH: Hi, it's Judah Asar (ph) from Merrill Lynch. Good morning. Couple questions. Maybe first for Mark, I'm curious in terms of the trade-off between book value dilution, which looks fairly substantial here, and the ultimate payoff? Whether you can just kind of share with us sort of your thoughts in terms of the financial aspects, how you view it behind this deal, whether we should just be looking at this as a strategic building of liquidity, or whether in fact you think there really is, you know, a tangible payoff that you could identify in the next two or three years for taking what looks like more than 30 percent book value dilution? And I'm also curious whether you can quantify any of the charges that you're going to take?

NIENSTEDT: OK, those are two questions. Let me go to the first one in terms of the valuation and how we support that. As I indicated a little earlier, we did go through on a fairly detailed basis from both sides on diligence, and one of the things we saw was the benefit of Island's shareholders and a lot of great analysis that they were able to do from their side on this. I think they've had a business that has had very fast revenue growth, and they've done it profitably.

And as you combine these businesses, when we look at those stand alone performances, in fact they're in some of the synergies, and we've been conservative I think on the synergies. We can get accretive on an EPS basis, out about a year from closing the deal, and in the meantime it's, to the extent that it would be dilutive, it would only be very slightly dilutive. So that gave us a lot of comfort on the value. What it does is give us some, a great combination of assets to improve our customer's performance, our customer's trading performance.

And this was, you know, a key driver in the deal looking at how we're going to be able to, it's been our game to work for customer performance, it's been Island's business model to do that too. And we think that putting these two together is the classic one plus one equals three in terms of upping the performance that we're going to do for our customers. And we think that will have benefits in many ways for us going forward that will run through the financials.

ASAR (ph): And when will you quantify the charges at Mark?

NIENSTEDT: The charges that we'll take regarding the synergies, there's, what we'll have some charges for the synergies, we'd expect them to be over, you know, the part of this year after the close and probably the first half of next year. The total between all of that would be somewhere in the neighborhood of $15 million pre-tax in terms of the costs of achieving the synergies and the rationalizations that would occur in there. When we do the transaction, we will record some elements of identified intangible assets, which we will amortize. Those will be non-cash charges, and we'll be able to describe them separately when we present the earnings going forward.

ASAR (ph): OK, thank you. I appreciate that. And just if I could ask a question for Ed and Matt, I'm just curious, Ed, what is, could you just clarify your role with Datek currently, and whether that will persist? And what percentage of Island's order flow now comes from Datek?

NICOLL: I'm the CEO and Chairman of Datek, as well as the Chairman of Island, and until I expect the closing of, you know, the Datek deal to be, you know, within 30 to 60 days. At that time it's already been well established that I will no longer function as the role of CEO. In terms of Datek's order flow, I don't know whether we've actually disclosed the share ...

ANDRESEN: We've always disclosed that they are less than ten percent of our volume. Which is usually helpful in, I think a lot of people have a assumption that it's much higher than that. But it, they're certainly an important customer to Island, but they're not our largest customer, and they are less than ten percent.

ASAR (ph): OK. Thank you very much. Congratulations on your deal.

NICOLL: Thanks.

OPERATOR: Thank you. And our next question is from Ed Shen.

ED SHEN: Hi guys, congratulations. Just a quick question first regarding SuperMontage. My understanding is that the roll out of this is predicated on the ADF being approved, and I just wanted to get your sense on how that's looking, and the timing of that from your perspective?

NIENSTEDT: Well I think there's two issues here. One is whether it will be approved, and the second issue is how will it look when it is approved, and I think that for us, I think we have little doubt that it'll be approved in some form. I think the bigger question for these companies is what form it will take and whether it is really going to be put out into the marketplace as a competitive alternative.

And the attributes that would make it a competitive alternative or not a competitive alternative have to do with the charges that will be exacted to join, the quote update fees that will charged to represent your orders, and finally the fact that as of right now there is no market data revenue sharing currently in the ADF. So, until we have greater visibility into the final business terms of that, I think that we're going to, we'll have to wait and see.

SHEN: Right, but I guess my question is also with respect to the launch of SuperMontage, that will not happen until the ADF is approved, is that correct?

NIENSTEDT: Yes.

SHEN: OK. So, given the fact that that's still under discussion, is it still, you see it likely that SuperMontage will be launched, and, you know, in the next one or two months as most people are expecting?

NICOLL: I think we have to prepare as if SuperMontage is going to be launched on time, whether it will or not is up to Nasdaq and NASD, and the other regulatory authorities.

SHEN: OK. OK. And then moving more towards the transaction, the, you know, I understand that you are planning on running the two companies separately until close, but could you just give me a little more insight into how you expect Island to fit into the greater Instinet model, post close, say, you know, one or two years from now? Is it going to be kind of the matching engine that will eventually replace Instinet's internal matching engine, and will Instinet just kind of operate the broker dealer desk and institutional business as it always has? Is that kind of the rationale that you guys see for Island?

NICOLL: Ed (ph), this is Ed Nicoll. I, after the close we're going to work as rapidly as we can to have one company.

SHEN: OK.

NICOLL: So that's number one. So it will be one company, and that one company will make the technology choices that are best for it, first and foremost, to serve its customers and secondarily to rationalize its cost structure and its business opportunities. You know, we at Island are extremely proud of the technology and the platform that we've created. We, again I don't want to repeat myself, are very respectful of the job that Instinet has done, and are extremely aware of the complexity of serving the markets that they serve. I think, you know, between the two sets of technologists we'll find the right solution post close.

Right now, you know, I'm not prepared to sort of set out a plan before we get an opportunity to really roll up our sleeves and do the, do the work that we need in order to make the right decisions, both for our customers and ourselves.

SHEN: OK, thanks.

OPERATOR: Thank you. And our next question is from the line of Michael Nathanson
(ph). Please state your name and question.

MICHAEL NATHANSON (ph), SANFORD BERNSTEIN: All right, thanks. It's Michael Nathanson (ph) from Sanford Bernstein. Couple questions. One would be for the Island and the other will be for the Instinet side. For the Island side, can you give me a sense of history on what capex has been for your business? And I guess, what do you believe going forward would be the synergies on capex for combined company? That's to the Island side.

And then the Instinet side, Mark I wondered if you can talk a bit about how does this change your listed business strategy? Is there any obvious synergies and, you know, strategies that Island has, that affects your own strategy on listed business?

NICOLL: You know, Island has been very light on capex. I think we have some $20 million or so in fixed assets on our, on our balance sheet. And that's one of the reasons why, you know, we've been so efficient, you know, we're doing one out of four trades on the Nasdaq right now with that kind of an infrastructure, and 170 employees. So it really is, you know, quite a remarkable story in that respect.

NATHANSON (ph): So on an annual basis it was, you'd say, below $20 million at least in capex a year?

NICOLL: Yeah. I think that's right. Yeah I think that's correct.

NATHANSON (ph): OK. And does that, you know, going forward, does your lean and use of maybe lower cost technologies change Instinet's business model on capex side?

NICOLL: Again, I don't think we're prepared to talk about that in any kind of detailed way. I would like to sort of, I know I sound like "the lady doth protest too much," but I see, you may not see it, but I see Instinet as the low cost global agency broker in the world. When you look at Instinet you've got a, you've got to compare it not to Island, but you should be comparing it to Morgan Stanley and Goldman and, you know, and other worldwide institutions.

And in that respect it already is quite low cost, its strategy of being a low cost electronic trading platform has put it where it is today. And I'm confident that together, that we can continue to deliver very low cost and efficient services to our customers around the world. Mark, do you remember the second question? Because I forgot.

NIENSTEDT: It was on our listed strategy. I'll just say a word on it, and see if Jean-Marc wants to add anything. It really is sort of towards our customer business. Instinet serves all, you know, 40 markets in the world, so 39 of them are not the U.S. OTC market, and the listed world is one. And it's, we're building business there by trying to deliver and delivering value to our customers, making it a better place to trade.

I think the listed order flow that goes through the Island system is another aspect that when we combine it with ours, gets customers better trades than, and it's clearly part, it's going to help us grow our combined business there. Jean-Marc, do you have a, anything you'd like to add on that?

BOUHELIER: Yeah, I mean, a couple of things. One is that we see, I think like the listed market as an important thing, you know. Every customer we talk to is looking for an improved solution to actually trade their listed product. As you know Instinet has always been very strong in pre- and post-market on listed, and also in its trusted network, but more recently we've actually significantly improved our upstairs business on listed.

And I think as of last month we're crossing about 40 to 45 percent of our listed volume upstairs at Instinet, which provides improved performance to our customers. I think Island has had significant success in building an amazing market in the ETFs and I'm sort of thinking that, you know, that there's a tremendous knowledge there, which combined with some of the work we've done to develop an upstairs listed business could actually provide the market with new innovative solutions.

NIENSTEDT: And I think a key point there to follow on Jean-Marc's comments is that you have a complementary customer bases, so you have these customer bases who maybe, Instinet customers looking to trade listed stocks pre-market, and Instinet customers looking to trade the ETF instruments, that those people looking to do different things at different times will actually have, we think, a significant added effect that will jump-start our listed business.

NATHANSON (ph): OK, thank you.

OPERATOR: Thank you. And our next question is from the line of Charlotte Chamberlain (ph). Please state your name and question.

CHARLOTTE CHAMBERLAIN (ph), JEFFERIES (ph): Good morning. Charlotte Chamberlain
(ph) at Jeffries (ph). First an administrative plea. Since some of us coming from out of town, in fact 24 hours from now will actually be on airplanes, if you could possibly make that decision before close of market, that would be immensely helpful for us.

Two questions. First of all, could you go over the number of shares that will be locked up, and for what period? And you said that your, that, I'm not sure who was speaking, but they were saying that their shares were going to be locked up longer, and how much that'd be? To give us an idea of how many shares will come out for trading and at what time?

And the other question, I'm not exactly sure how to say this, so I'll just come out with it. Why is it that you think that institutional buy-side firms want to be picked off by day traders? That's the one thing that I see as potentially a conflict here, eroding the admittedly very formidable market share presence that Instinet has now? Thanks very much.

NIENSTEDT: OK, let me start with that. This is Mark, Charlotte (ph).

CHAMBERLAIN (ph): Hi Mark.

NIENSTEDT: Hi. We'll do everything we can to make a decision quickly on the timing. So I'll say that first. Your first, you have two very different questions. As far as the lockups, we're looking at the Island transaction representing about 25 percent of the shares on a fully diluted basis. That's about 86 million shares. We've got about half of those locked up among the three, among three of the main investors in Island, and of the other half, there are various degrees of at what point they would be available to hit the markets.

A number of those are related to stock options, which would have to be exercised before they are. And what Ed had mentioned earlier is that he's in that category, being a shareholder not of the size of the more institutional investors, but that there were lockups on his shares, and the point he was making there was as much related to his commitment to the future of the firm, I think, as to the balance of shares that would be available in the market. But you can look at about half of that 86, a pretty good chunk of that would be sellable following the transaction, but not all of it, as it'll go out on options.

CHAMBERLAIN (ph): What, so that's immediately at the close of the transaction, or?

NIENSTEDT: Yeah, I think pretty quickly after the close of the transaction.

CHAMBERLAIN (ph): OK, and the remaining 43 at varying times? After the transaction.

NIENSTEDT: The 43, or approximate 43 being the half of the 86 would be locked up for a year, completely locked up for a year, and out of the other 43 there are some that won't be able to get to market and some that will get the, would be able to come to market fairly quickly. But it's not all that would be available on the day following the transaction.

CHAMBERLAIN (ph): OK. So there's 43 that's locked up for a year, and 43 that some can come immediately at the close, and some later on?

NIENSTEDT: Correct.

CHAMBERLAIN (ph): OK. All right, and then the other question, about why you think that institutional buy-side people would not mind, would in fact like to have their orders exposed to day traders?

ANDRESEN:  OK, well, this is Matt Andresen, Charlotte (ph), how are you doing?

CHAMBERLAIN (ph):  Fine Matt.

ANDRESEN: Well I'll try attacking the questions from a couple of different ways. First of all, is that, you know, every order at some point is available to everyone else in the marketplace, if it's represented. Now what Instinet has done a remarkable job of, and will continue to do a remarkable job of, is giving the value-added tools for enabling people to bring large amounts of stock to the marketplace. And while enabling them to mitigate the market impact of those orders.

And I think what's really exciting for us at Island is to be able to take the huge pool of liquidity we have and make it available to people who want to interact with that liquidity, but still make use of those sophisticated tools which mitigates the market impact that I think that you're getting at. And I think that the second thing to note is that Island is not a one-sided market, we have very deep liquidity and very narrow spread.

So if you looked at any time on any major stocks on Nasdaq or on ETF, you'll see very large sizes on both the bid and the offer. What at the end of the day, we believe institutions need to do is to trade as much stock anonymously, at good prices, as they can to mitigate their market impact. And we think that interacting with that extra liquidity from Island will enhance the value that they already seem to favor greatly from Instinet today.

CHAMBERLAIN (ph): OK. Thanks.

OPERATOR: Thank you. And our next question is from the line of Greg Lapin (ph). Please state your name and question.

GREG LAPIN (ph), SALOMON: Greg Lapin (ph), Salomon. My question was asked, was answered, but if you can just, on the single-stock listed volume, is that incorporated in your projections? Is it enough?

NICOLL: Would you, I'm sorry, maybe it was just me, but would you just rephrase it? I didn't quite understand the question. I'm sorry.

LAPIN (ph): In your plans you want to move some listed volume off the floor, and I was wondering if that amount is enough to have in your projections for volume into the future?

NICOLL: Well, I think we've, we haven't given you any projections about what, you know, what we're going to do from a listed perspective. And we have made no, certainly no heroic, what I would describe as heroic assumptions about being able to take away, you know, the New York Stock, making a, such an inroad into the New York Stock Exchange that the, you know, that we are threatening their hegemony in the marketplace.

We face enormous competitors, like the New York Stock Exchange, with enormous structural advantages against us. We think that the market is thirsty for an alternative to the way stocks are executed on the floor, we see that, I think Jean-Marc mentioned that, you know, that he didn't, never goes to a customer without their mentioning that they'd love to have a viable alternative to the New York Stock Exchange.

And we think that this transaction, if and when it's completed will for the first time really provide there, to be a real chance to be an alternative for executing listed securities. And, you know, we certainly, we haven't made any projections to you, so we certainly haven't been at all Panglossian about what we'll be able to achieve in the future.

LAPIN (ph): OK. I was thinking internal, kind of your internal volume projections. But ...

BOUHELIER: I mean the only thing, the only, the only thing we can tell you is from an Instinet perspective, a year ago we were matching about 20 percent of our volume upstairs on listed, and last month we were somewhere between 40 and 50 percent. So we've seen a trend of our customers being more successful in finding a natural on the other side, trading at Instinet, and we're very encouraged by that. I would agree with Ed, you know, we are facing a very big competitor with a lot of structural advantages and, you know, we're going to be conservative but we're excited by the trend and approaching opportunity.

LAPIN (ph): And number two, if you can just talk about your, what you're doing in program trading, your activity in it, in the last month and going forward?

NICOLL: Well, remember neither one of these companies are, you know, are, ever trade themselves. We both practice, you know, the same religion, which is to be a neutral agency broker. Island especially, their speed and transparency of Island systems has enabled program traders to more profitably trade on Island, than in many other venues.

But I might add that Instinet also has a significant presence in the program trading marketplace, and we both see this is an area that's growing in the marketplace, it's, I think a result of decimalization, and increasing efficiency in the marketplace. Much of price discovery that's going on now is going on by way of computers rather than by humans. And I think that trend is going to continue.

LAPIN (ph): Thank you.

ANDRESEN: You might, Jean-Marc go ahead.

BOUHELIER: Yeah. I'll just say two things. One is that we have seen mostly volume from these customers improve significantly with Instinet in the last, in the last few months, and we believe that is the result of all the work we've done on our technology platform, to actually improve our performance, our connectivity combined with obviously a much more competitive price. The second thing I would say is that, you know, as markets become more and more electronic, the market is looking for people who can provide short-term liquidity.

And you know, the traditional model that short-term liquidity was provided either by capital or by traditional market maker. And I think what you see in that segment is you see people who are ready to risk a little bit of capital to actually provide short-term liquidity to the market, and that short-term liquidity allows people who are trying to move bigger blocks to do it efficiently. So I think there's a lot of, there's actually a lot of benefit in those customers and they actually bring value to the market.

OPERATOR: Thank you. And our next question is from Matthew Park (ph). Please state your name and question.

MATTHEW PARK (ph): Morning. Thank you for taking my call. Just a couple things. First, rationale for pre-closing dividend, I might have missed it at the beginning of the call here. And the second, do you foresee any kind of issue from anti, from anti-trust perspective? And the final one is, do you have any kind of size of a new investment requirement to integrate the platforms? Any kind of thinking there might be helpful. Thanks a lot.

NIENSTEDT: OK, let me start off. This is Mark Nienstedt talking about the dividend. Instinet has had a very sizable cash position that it has built up internally and had since its IPO from last year. And we initially considered using up a significant amount of cash in doing this acquisition.

As we went out and ended up understanding that the owners of Island wished to have stock rather than cash, we were able to view freeing up some of that cash in the form of the dividend as not being necessary for the transaction. So it's really the, just the distribution back to shareholders of cash not used on the transactional basis.

NICOLL: On the anti-trust question we really do see this as, you know, as not having any serious anti-trust issues. This is a very pro-competitive merger, we're facing very formidable and large competitors. We think in fact that the combination of our two liquidity pools will preserve choice for our customers in a very tough environment, and that there's much more, there's likely to be more choice and, you know, more benefits for our customers as a result of this merger than were it not to happen.

So we really see this as a very pro competitive move, and we don't see any serious anti-trust obstacles in front of us. Although of course, it's subject to the customary HSR approvals. Now, forgive me, I've forgotten the third part of your question.

PARK (ph): Oh, I was wondering whether you could size up the potential future investment needs to bring, integrate the platforms and whatnot? I think, you know, you sort of talked about in it from capex perspective, but I was wondering whether there might be something else?

NICOLL: I'm not really prepared to say, Matthew (ph) anything more than I've already said about it. I think we have a short-term view and a long-term view. The short-term view is expressed in our rather modest, you know, synergies, the $25 million that we've identified. Our long-term view is that right now we want to keep our powder dry in terms of promising any integration beyond those that we see, that we obviously see in the short-run.

And we want to make sure that whatever we do increases functionality to our customers, as well as rationalizes the cost side for us. So, you know, I just think we'll stay with that. You know, stay tuned, this is a company I think that is now poised to, you know, to grow and to be successful, and you know, we plan on, you know, under-promising and over-delivering.

PARK (ph): OK. Thank you very much.

OPERATOR: Thank you. Our next question is from Scott Appleby (ph). Please state your name and question.

SCOTT APPLEBY (ph): Hey guys, congratulations.

NICOLL: Hey Scott (ph).

APPLEBY (ph): Just a, I guess, a quick question on the regulatory environment, and I apologize if it's been answered. But, where does I guess, the status of becoming an exchange lie, and, you know, whether or not you've, you know, let that go or not? And I guess if the answer is yes, I mean, how does, how do you, you know, live in the same world as Arca (ph) and does it matter?

And then secondly, has SuperSoes done anything for your business positive or negative?

ANDRESEN: OK. Scott (ph) this is Matt.

APPLEBY (ph): Hey Matt.

ANDRESEN: The first part of your question had to do with the exchange filing, and as Ed mentioned earlier, we filed to be an exchange almost three years ago.

APPLEBY (ph): Right.

ANDRESEN: We have been pursuing, and pursuing that doggedly in Washington, and we will continue to do so. We're certainly of the mind that the more option that we have, as a business, the better. And we're certainly in an environment where we find ourselves in competition against regulatoryally protected franchises, and as such, we spent a lot of time and effort to try to compete against them both on the ground and in the world of ideas, to try to level the playing field. So we think that the exchange filing is very important.

With that said, we think it already has been successful bringing to light a lot of the issues that were important to us. I mean, if you look at how much the world's changed since we initially filed, we are now receiving market data revenue sharing, we are now getting a lot of the benefits and cost savings that you could get by being an exchange, already because the profile of the exchange filing has created a much more competitive environment among the existing exchanges. But that's certainly not to say that we're not continuing to pursue our own path as well.

APPLEBY (ph): What would it, what would it mean, I mean, if you OK, if you get a regulatory status, or exchange status, I mean, how does it change your business?

ANDRESEN: Well, you know, the advantages of being an exchange are that you are automatically a member of the existing national market system plans. The disadvantage is that you are then a member of the national market system plans. So as everything that we do at Island, and I'm sure that Jean-Marc would agree from his perspective, we're going to look at the various costs and benefits of any of these strategies, and we're going to take the best of both worlds from Island and Instinet, and we look to maximize the benefit of our regulatory structure as well.

APPLEBY (ph): OK. And then on SuperSoes?

ANDRESEN: The second part of your question was what a ...

NICOLL: ... how SuperSoes affected our business Scott, is that fair?

APPLEBY (ph): Yeah, you know, if it all.

ANDRESEN: Well SuperSoes has, in our minds, bound together the market maker volume that is displayed on Nasdaq for the first time into a single coherent pool of liquidity.

APPLEBY (ph): Right.

ANDRESEN: So I think that, as such it has certainly created a very big competitor in NASDAQ in the liquidity game. And we, and any time you have a new competitor it certainly changes the landscape. But then specifically in our business, I can only speak to Island and I'll let Jean-Marc speak for Instinet, our market shares continued to rise after that, but it's going to be very difficult for me to figure out where it would have been had SuperSoes not rolled out. Our market shares have grown, and when SuperSoes rolled out, we were at about eight to nine percent, and now we're around 12 percent.

APPLEBY: And, but you lowered prices subsequent to SuperSoes, is that right?

ANDRESEN: That's correct Scott (ph). SuperSoes rolled out at the end of last summer. We lowered prices effective March 1st.

APPLEBY: OK. Thanks Matt.

NICOLL: Let's move on.

OPERATOR: Thank you. Our next question is from Barry Chubrik. Please state your name and question.

BARRY CHUBRIK, CSFB: Good morning. Barry Chubrik with CSFB. My, I'm echoing the congratulations of the rest of the group. I apologize, I jumped on late here, when does this transaction close, number one?

NICOLL: As soon as possible.

CHUBRIK: OK. And I was wondering if Mark maybe you could just talk about the market share that you're seeing from April to May, it looked like it continues to kind of move in the right direction. What you're kind of attributing to that? Is it pricing more than the technology, and where are you at in the whole rollout of the front-end two systems in the dock here?

NIENSTEDT: Yeah, we've got some good statistics on the volumes that we've been doing, you know, based on providing services to our customers on a more customer focused basis. We've improved certain aspects of our technology as we've always continued to do so, both functionality and speed. And I think the combination of this is evident in the volumes that you see, and we're very encouraged by what we've seen March to April, April to May and now into June.

CHUBRIK: OK. And then on the, what does the board structure look like post the transaction? If you guys can just kind of talk about that.

NIENSTEDT: Well Instinet currently has a nine-member board. Following the transaction, Ed will join the board as a member of management, and three of the existing Island owners will join the board. So we'll effectively go from nine to
13. Andre ...

CHUBRIK: OK.

NIENSTEDT: ... Villeneuve who's the current Chairman and has been the Chairman of Instinet since prior to the IPO will continue as the Chairman of the combined company.

CHUBRIK: Thanks very much.

NIENSTEDT: Welcome.

OPERATOR: Thank you. And this will be our final question for today's conference. And the question is from Vigness Pariachi (ph).

VIGHNESH PADIACHY, GOLDMAN: Hi, there is Vighnesh Padiachy from Goldman in London. Got a couple of questions. You know, can you give us an idea of the growth rate in revenues for Q1 of Island? You've given us the absolute number, but I wonder if you could give us some color, and how it was impacted by that price reduction in, at the beginning of March?

NICOLL: We'll dig out in, you know, sort of ...

ANDRESEN: You're talking, year over year it's about 30 percent.

PADIACHY: And that includes one month of lower prices?

ANDRESEN: Yes it does.

PADIACHY: And secondly, related there, can you give us an idea on your earnings neutrality, what kind of volume assumptions have you made overall? Can you share that with us?

ANDRESEN:  I'm sorry, say again?  I apologize.

PADIACHY: In terms of your earnings accretion assumption by '03, what kind of assumption have you made on the overall market volumes to get to that number?

NICOLL: Well we've been fairly conservative on looking at the overall market volumes. We're looking at overall market volumes this year to be on a slightly less in our, in the primary NASDAQ market than it was last year. And then to grow at sort of the high single-digits to around ten percent on a full-year basis in '03 over '02.

PADIACHY: Perfect. And one final question. Are there any tax losses within Island at all?

NICOLL: No.

PADIACHY: Great. Thanks very much.

NICOLL: Thank you. Well, I think we're at the end of the call, and for myself very much appreciate everybody's patience. Sorry we couldn't get to some questions, but, you know, I think we've been able to cover the waterfront as it were. So thanks, thanks very much for participating and listening. Mark?

NIENSTEDT: Yeah, thank you.

ANDRESEN: Thank you.

NICOLL: Thank you very much everybody.

OPERATOR: Ladies and gentlemen, this concludes today's conference. Thank you for your participation, and you may disconnect at this time. Have a nice day.

END


It is expected that Instinet will file a registration statement and other relevant documents concerning the proposed transaction with the U.S. Securities and Exchange Commission and will mail an information statement to shareholders of Instinet and a prospectus to shareholders of Island. ISLAND'S SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION. Investors will be able to obtain these documents free of charge at the Commission's website (www.sec.gov) or from Instinet by directing such requests to: Instinet Group Inc., 3 Times Square, New York, New York 10036, Attention: Investor Relations (tel.: (212) 310-4595).

Thi s transcript includes certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed or implied by the statements. In particular, statements regarding the consummation of the transaction are subject to risks that the closing conditions to the transaction will not be satisfied, including the risk that regulatory approvals will not be obtained, or that tax-free treatment for US purposes for the Instinet shares to be received by the shareholders of Island cannot be achieved. In addition, statements regarding the expected benefits of the transaction are subject to the risk that expected synergies will not be achieved, risks related to the integration of the companies' operations, and to the general risks associated with the companies' businesses, including those described in Instinet's filings with the SEC, including Instinet's Form 10-K for the fiscal year ended December 31, 2001, under the heading `Certain Factors that May Affect Our Business', and other documents filed with the SEC and available on Instinet's website at www.instinet.com. Certain information regarding Nasdaq trading volumes is also included in Instinet's Form 10-K and on Instinet's website. The registration statement, when it becomes available, will contain additional information regarding Islands and the risks associated with its businesses. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Instinet does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.